

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Paul E. Jacobs, Ph.D.
Chief Executive Officer
Jaws Juggernaut Acquisition Corporation
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

      Re: Jaws Juggernaut Acquisition Corporation
          Amendment No. 1 to Registration Statement on Form S-1
          Filed on March 23, 2021
          File No. 333-253076

Dear Mr. Jacobs:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

S-1/A

Summary
General, page 2

1. We note your response to prior comment 2 in our March 11, 2021 letter. We also note your risk factor on page 53 regarding the potential issuance of additional shares to complete your business combination. Please disclose any specific risks relating to the financing of an XCOM Labs acquisition and the potential dilutive effect to existing investors.

Paul E. Jacobs, Ph.D.
Jaws Juggernaut Acquisition Corporation
April 1, 2021
Page 2

You may contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Christian O. Nagler, Esq.